Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Post Effective Amendment No. 3 to the Registration Statements (Form S-1 Nos. 333-165884 and 333-171449) and related Prospectus Supplement No. 2 of DARA Biosciences, Inc. for the registration of shares of its  preferred stock and common stock and warrants and to the incorporation by reference therein of our report dated February 17, 2012 with respect to the consolidated financial statements of DARA BioSciences, Inc. and subsidiaries for the year ended December 31, 2011 included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Raleigh, North Carolina

March 28, 2013